Kore Resources, Inc.

176-22 Sagun-Dong,  Seongd,

 Seoul Korea 133-187

April 29, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington DC

20549

Attention: Brigette Lippmann

Re: Kore Resources, Inc.

We are writing in response to your comments of April 24, 2013.

General

1. Since you appear to qualify as an “emerging growth company,” as defined in the

Jumpstart Our Business Startups Act, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on

Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the

Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups

Act by any broker or dealer that is participating or will participate in your offering.

We have noted this comment and the Company has not published , distributed any written communications, research reports to any potential investors , and there are no broker dealers participating in the offering.

We are an “emerging growth company” . . ., page 13

2. Please clarify in the last sentence of this section that since you have elected to use the extended transition period for complying with new or revised accounting standards under

Section 102(b)(1), your financial statements may not be comparable to companies that comply with public company effective dates.

We have revised this sentence to reflect the following disclosure.

"We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates."

Plan of Distribution, page 17

3. Please reconcile your statement that you intend to file a Form 8-A with your statement on page 11 that you intend to file reports pursuant to Section 15(d) of the Exchange Act.

Filing a Form 8-A registers your class of common stock under Section 12 of the

Exchange Act and accordingly, you would be reporting under Section 13(a) of the

Exchange Act.

We have reconciled our disclosure on pages 17 and 11 so that the disclosure is consistent and coincides with each other.

Directors, Executive Officers, Promoters and Control Persons, page 22

4. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director. Refer to Item 401(e) of

Regulation S-K.

We have revised this section to reflect specific experience, qualifications, attributes that led to the conclusion that each person should serve as a director in reference to Item 401(e) of Regulation SK.

Description of Business, page 27

Government Approvals and Regulations, page 32

5. Please clarify when you will be required to file a plan of remediation with the State of

Nevada. We note your disclosure that you will be required to incur costs in Phase II in the section entitled “Costs and Effects of Compliance…” on this page, while in this section you reference Phase III.

We have clarified this discrepancy, and would be required to file an exploration plan with State commencing with Phase III, as well, file a plan of remediation due to fact that the ground would be disturbed in Phase III, as well, the Company would have to post a surety bond.

Management’s Discussion and Analysis, page 33

Liquidity and Capital Resources, page 36

 6. Please reconcile the amount of additional funds you state you will have to raise in the second paragraph in this section with the amounts disclosed in the third paragraph on page 30 and the amounts disclosed in the table on page 35.

We have reconciled this Section to more accurately describe the amount of capital that is needed to be raised through December 31, 2015 and to remain consistent with our exploration program, property lease payments, and operations.

Financial Statements, page F-1

Note 2. Significant Accounting Policies, page F-6

7. Please include your accounting policy for exploration costs. Specifically, include your accounting policy for the capitalization of mineral rights lease payments.

We have revised our Significant Accounting Policies with the following disclosure in Note 2.

Mining Interests and Exploration Expenditures

"Exploration costs are expensed in the period in which they occur. The Company capitalizes costs for acquiring and leasing mineral properties and expenses costs to maintain mineral rights as incurred. Should a property reach the production stage, these capitalized costs would be amortized using the units-of-production method on the basis of periodic estimates of ore reserves. Mineral interests are periodically assessed for impairment of value, and any subsequent losses are charged to operations at the time of impairment. If a property is abandoned or sold, its capitalized costs are charged to operations."

Recent Sales of Unregistered Securities, page II-2

8. Please disclose the date of each of the sales of securities referenced in this section.

We have revised our disclosure to reflect the dates of the sales of securities referenced in this section

Yours truly,

/s/Young Ju Yi

President